UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

[    ]  TRANSITION  REPORT  PURSUANT TO SECTION 15 (d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                        Commission file number 001-12929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


       COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 COMMSCOPE, INC.
                                 ---------------
             (Exact name of registrant as specified in its charter)

                 DELAWARE                       36-4135495
     (State or other jurisdiction of           (I.R.S. Employer
      incorporation or organization)          Identification No.)

                      1100 COMMSCOPE PLACE SE, P.O. BOX 339
                          HICKORY, NORTH CAROLINA 28602
                    (Address of principal executive offices)
                                   (Zip Code)

                                 (828) 324-2200
              (Registrant's telephone number, including area code)

COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedules as of and for the Year Ended December 31, 2002, and Independent Auditors' Report

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                     Page

INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS:
  Statements of Net Assets Available for Benefits as of December
      31, 2002 and 2001                                                2
  Statements of Changes in Net Assets Available for Benefits for
      the Years Ended December 31, 2002 and 2001                       3
  Notes to Financial Statements                                       4-8

SUPPLEMENTAL SCHEDULES:
  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
      (Held at End of Year) as of December 31, 2002                    9
  Form 5500, Schedule H, Part IV, Line 4j - Schedule of
      Reportable Transactions for the Year Ended December 31, 2002    10



NOTE: All other schedules required by 29 CFR 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


To the Participants and Plan Administrator of CommScope, Inc. of North Carolina
  Employees Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

June 6, 2003

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-----------------------------------------------------------------------------

                                                    2002             2001

ASSETS:
  Investments:
    Participant-directed investments            $ 88,597,973    $  98,050,447
    Nonparticipant-directed investments           11,241,070       24,259,226
                                                ------------    -------------
           Total investments                      99,839,043      122,309,673
                                                ------------    -------------
  Receivables:
    Employer's contribution                             -              70,363
    Participants' contributions                         -             222,472
                                                ------------    -------------
           Total receivables                            -             292,835
                                                ------------    -------------

           Total assets                           99,839,043      122,602,508

LIABILITIES - Excess contributions refundable         26,872            6,235
                                                ------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS               $ 99,812,171    $ 122,596,273
                                                ============    =============


See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                         2002            2001

ADDITIONS:
  Investment income - interest and dividend income  $  2,796,549    $  4,286,306
                                                    ------------    ------------
  Contributions:
     Employer's                                        5,808,566       9,232,136
     Participants'                                     5,347,277       5,754,442
     Participants' rollovers                             345,026         936,198
                                                    ------------    ------------
           Total contributions                        11,500,869      15,922,776
                                                    ------------    ------------

           Total additions                            14,297,418      20,209,082
                                                    ------------    ------------

DEDUCTIONS:
  Investment loss - net depreciation in fair value
      of investments                                  27,207,681       1,608,662
  Benefits paid to participants                        9,873,839       8,596,442
                                                    ------------    ------------
           Total deductions                           37,081,520      10,205,104
                                                    ------------    ------------

NET (DECREASE) INCREASE                              (22,784,102)     10,003,978

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  122,596,273     112,592,295
                                                    ------------    ------------

  End of year                                       $ 99,812,171    $122,596,273
                                                    ============    ============

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

     The following description of the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     General - The Plan is a defined contribution plan covering all eligible domestic employees of CommScope, Inc. of North Carolina and subsidiaries (the "Company"). Eligibility for participation in the salary deferral savings and Company-matching portions of the Plan occurs on the first day of the calendar month following the completion of one hour of service. Eligibility for participation in the employer discretionary profit-sharing portion of the Plan occurs on the first day of the calendar month following the completion of 1,000 hours of service in a 12-month period. The Administrative Committee is responsible for the general administration and interpretation of the Plan and for carrying out its provisions. The Investment Committee is responsible for the investment of the assets of the Plan. Vanguard Fiduciary Trust Company ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was amended effective January 1, 1995 to allow a participant to elect a cash-option distribution for a portion of the employer discretionary profit-sharing portion of the Plan. Under this amendment, a participant could elect to receive up to 30% of the employer discretionary profit-sharing contribution in cash. If this election was not made, the cash-option deferral was allocated to the participant's account based on the participant's investment elections.

     Effective January 1, 2002, the Plan was amended to eliminate the cash option and cash option deferral elements of the discretionary profit-sharing contribution. The Board of Directors of CommScope, Inc. now designates the portion of the discretionary profit-sharing contribution that is paid out in cash, if any, and the portion that is deferred to the participant's account. Participants no longer have an option to defer all or a portion of the cash option of the discretionary profit-sharing contribution. During 2002, the discretionary profit-sharing contribution was $4,417,843. During 2001, the discretionary profit-sharing contribution was $7,493,966, including $721,027 in cash-option deferrals.

     Contributions - Prior to 2002, participants could elect to contribute any whole percentage up to 10% of their pretax annual base compensation, as defined by the Plan. Effective January 1, 2002, in order to incorporate certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, participants may contribute any whole percentage from 1% up to 100% of their pretax annual base compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Also effective January 1, 2002, participants who attain age 50 by the end of the plan year may contribute an additional $1,000 to the Plan.

     For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of base compensation that a participant contributes to the Plan through salary-reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and nondiscriminatory manner. As discussed above, for each plan year, the Company may make a discretionary profit-sharing cash contribution to the Plan in such amount as approved by the Board of Directors of CommScope, Inc. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions, and allocations of the Company's discretionary profit-sharing contributions, if any, as well as related plan earnings. Participant's accounts are also charged with any benefit payments and an allocation of plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Investments - Participants direct the investment of their contributions in increments of 10% into various investment options offered by the Plan. Company-matching contributions are nonparticipant-directed in that they are automatically invested in the CommScope Stock Fund. The Company's discretionary profit-sharing contributions are allocated to any of the ten investment options, as directed by the participants. The Plan currently offers eight mutual funds, a common trust fund and a company stock fund as investment options for participants.

     Vesting - Participants are immediately vested in their salary-reduction contributions, Company-matching contributions, cash-option deferrals and related earnings. Participants become fully vested in the Company's discretionary profit-sharing contributions and related earnings over a period of five years of continuous employment with the Company, involuntary termination related to a permanent layoff, reaching age 65, permanent disability, death or termination of the Plan. If a participant terminates employment before he has a fully vested interest in his account for reasons other than those listed above, the amount of the Company's discretionary profit-sharing contribution which is not fully vested is forfeited by the participant and is used to reduce future Company-matching and discretionary profit-sharing contributions.

     Participant Loans - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime rate plus 1%. The participant is required to repay the loan in equal installments to be made not less frequently than quarterly and can elect a 1- to 5-year repayment plan or up to 15 years for the purchase of a primary residence.

     Payment of Benefits - Withdrawals from a participant's account are permitted upon reaching age 59 1/2, termination, retirement, death, disability or financial hardship, as defined by the Plan. Distributions are generally paid in a single lump sum in cash or in cash plus that number of whole shares allocated to the participant's account in the CommScope Stock Fund. However, distributions may also be made on an installment basis, as allowed by the Plan. In addition, vested participants who are eligible for distributions may elect to defer their distribution and continue investment in the Plan up to age 70 1/2. The Plan allows participants who attain age 70 1/2 the election to have life expectancies recalculated.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the fair value of shares held by the Plan at year-end. Investments in the common trust fund are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the organization sponsoring such common trust fund by dividing the fund's net assets at fair value by the units outstanding at each valuation date. The CommScope Stock Fund is valued at year-end unit closing price (comprised of year-end market price for shares held by the funds plus the value of money-market reserves). The loans to participants are valued at cost plus accrued interest, which approximates fair value.

     Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Management fees and operating expenses charged to the Plan for investment in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an increase in net depreciation in fair value of investments for such investments.

     Administrative Expenses - All administrative expenses of the Plan are paid by the Company.

     Payments of Benefits - Benefit payments are recorded when paid.

     Reclassifications - Certain prior year amounts have been reclassified to conform to the 2002 presentation.

3. INVESTMENTS

     The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001 are as follows:

                                                         2002           2001

   Vanguard Wellington Fund, 895,212 and 895,741
     shares, respectively                           $ 21,986,411   $ 24,417,912
   Vanguard Federal Money Market Fund, 17,680,604
     and 20,508,185 shares, respectively              17,680,604     20,508,185
   Vanguard GNMA Fund Investor Shares, 685,027
     and 510,473 shares, respectively                  7,364,043      5,298,707
   Vanguard 500 Index Fund, 238,179 and 231,540
     shares, respectively                             19,328,206     24,517,820
   Vanguard Retirement Savings Trust, 8,313,853
     and 7,541,548 units, respectively                 8,313,853      7,541,548
   CommScope Stock Fund, 1,422,920 and 1,140,537
     shares, respectively                             11,241,070*    24,259,226*
   Loans to participants                               6,934,532      7,462,966

*  Nonparticipant-directed.

     During 2002 and 2001, the Plan's mutual fund investments and the CommScope Stock Fund (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $27,207,681 and $1,608,662, respectively, as follows:

                                                   2002             2001
Vanguard mutual  funds:
  Wellington Fund                               $ (2,573,756)    $  (795,381)
  500 Index Fund                                  (6,185,904)     (3,534,487)
  Extended Market Index Fund                         (56,607)        (18,127)
  GNMA Fund                                          217,252          58,932
  International Growth Fund                         (262,962)       (291,974)
  STAR Fund                                         (223,364)       (114,219)
  U.S. Growth Fund                                (2,174,032)     (2,244,747)
CommScope Stock Fund                             (15,948,308)      5,331,341
                                                ------------     -----------

Net depreciation in fair value of investments   $(27,207,681)    $(1,608,662)
                                                ============     ===========

4. NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2002 and 2001, and for the years then ended:

                                                         2002           2001
Net assets - CommScope Stock Fund                   $ 11,241,070    $24,259,226
                                                    ============    ===========

Change in net assets:
  Investment (loss) income                          $(15,934,844)   $ 5,354,027
  Employer's contributions                             2,622,238      2,804,891
  Participants' contributions                            747,718        941,419
  Participants' rollovers                                 93,749        550,576
  Benefits paid to participants                       (1,170,031)    (1,432,189)
  Transfers from (to) participant-directed
    investments                                          623,014     (1,806,341)
                                                    ------------    -----------
Net change                                           (13,018,156)     6,412,383
CommScope Stock Fund:
  Beginning of year                                   24,259,226     17,846,843
                                                    ------------    -----------

  End of year                                       $ 11,241,070    $24,259,226
                                                    ============    ===========

5. RELATED-PARTY TRANSACTIONS

    Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by an affiliate of Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

    At December 31, 2002 and 2001, the Plan held common stock of CommScope, Inc., with a cost basis of $28,808,179 and $28,085,621, respectively. During the years ended December 31, 2002 and 2001, the Plan recorded no dividend income related to CommScope common stock.


6. PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.


7. FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 1996, that the Plan and related trust were designed in accordance with applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                Description of Investment,
     Identity of Issue,         Including Maturity Date,
     Borrower, Lessor           Rate of Interest, Collateral,                           Current
     or Similar Party           Par or Maturity Value                    Cost            Value


 *   Vanguard                   Vanguard Wellington Fund                   **        $21,986,411

 *   Vanguard                   Vanguard Federal Money Market Fund         **         17,680,604

 *   Vanguard                   Vanguard GNMA Fund                         **          7,364,043

 *   Vanguard                   Vanguard 500 Index Fund                    **         19,328,206

 *   Vanguard                   Vanguard STAR Fund                         **          1,571,340

 *   Vanguard                   Vanguard U.S. Growth Fund                  **          3,947,296

 *   Vanguard                   Vanguard International Growth Fund         **          1,186,536

 *   Vanguard                   Vanguard Extended Market Index Fund        **            285,152

 *   Vanguard                   Vanguard Retirement Savings Trust          **          8,313,853

 *   CommScope, Inc.            CommScope Stock Fund                  $28,808,179     11,241,070

 *   Various participants       Participant loans (maturing 2003
                                to 2018 at interest rates ranging
                                from 5.25% to 10.5%)                       **          6,934,532
                                                                                     -----------

     TOTAL                                                                           $99,839,043
                                                                                     ===========

 *  Permitted party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.


COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES RETIREMENT SAVINGS PLAN


FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE
TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                                                                          Current
                                                                                         Value of
                                                                                         Asset on
 Identity of                                Purchase         Selling        Cost of     Transaction
Party Involved      Description of Asset      Price           Price          Asset         Date            Net Loss


  CommScope, Inc.   CommScope Stock Fund    $ 6,720,363    $    -        $ 6,720,363    $ 6,720,363      $     -

  CommScope, Inc.   CommScope Stock Fund          -         3,790,211      5,979,870      3,790,211       (2,189,659)

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     CommScope, Inc. of North Carolina
                                     Employees Retirement Savings Plan

June 24, 2003                        /s/ Jearld L. Leonhardt
-------------                        ---------------------------------
Date                                 Jearld L. Leonhardt
                                     Executive Vice President and Chief
                                     Financial Officer signing in his
                                     capacity as Executive Vice President
                                     on behalf of the Registrant and as
                                     Chief Financial Officer of the
                                     Registrant

                                INDEX OF EXHIBITS


  Exhibit No.                               Description
  -----------                               -----------

     23.1            Consent of Deloitte & Touche LLP.

     99.1            Certification by members of the Administrative Committee
                       of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.